Exhibit 99.1

SES Successfully Prices €500 million Eurobond

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Luxembourg, 29 September 2026 – SES today announced the successful launch and pricing of a bond offering in which the company has agreed to sell senior unsecured fixed rate notes due in 2031 for a total amount of EUR 500 million. The new notes will bear a coupon of 5.625% and were priced at 99.667% of their nominal value.

SES is rated Ba1 (stable) and BBB- (stable) by Moody’s and Fitch respectively.

Proceeds of the issuance will be used for general corporate purposes and refinancing of the €500 million Guaranteed Notes due 4 Nov 2027 (ISIN: XS2075811781NC26), in line with SES’s deleveraging and balance-sheet strengthening objectives.

BNP PARIBAS, ING Belgium SA/NV, Belgian Branch, Landesbank Baden-Württemberg and Mizuho Bank Europe N.V. acted as Joint Global Coordinators, together with Goldman Sachs International, Commerzbank Aktiengesellschaft, Intesa Sanpaolo S.p.A. and KBC Bank NV as Joint Bookrunners.

The settlement is scheduled for 6 October 2026 and application has been made for the Securities to be listed on the Luxembourg Stock Exchange’s Euro MTF market.

For further information please contact:

Christian Kern

Investor Relations

IR@ses.com

Nancy Welsh

SES Communications

SES.Press@ses.com

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “expected to”, “shall”, and “will”.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form 20-F, such as risks relating to indebtedness and credit rating downgrades; the ability of the company to service indebtedness; adverse effects of failing to meet debt service obligations; and risks associated with macroeconomic conditions in the global economy. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.